Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor					Prior Predecessor
	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007	Fiscal year ended December 31, 2006	Fiscal year ended December 25, 2005	21 weeks ended December 26, 2004	36 weeks ended July 31, 2004	16 weeks ended November 24, 2003	Fiscal year ended July 31, 2003
					(in thousands)
Fixed charges as defined:
Interest expense	$124,504	$39,079	$86,615	$71,104	$26,260	$26,240	$9,310	$11,592
One-third of non-cancelable lease rent	784	501	2,026	2,062	499	845	317	1,119

Total fixed charges (A)	$125,288	$39,580	$88,641	$73,166	$26,759	$27,085	$9,627	$12,711

Eanings as defined:
Earnings (loss) before income taxes	(23,963)	(60,365)	60,022	(43,602)	(15,281)	(87,070)	(4,580)	13,964
Add fixed charges	125,288	39,580	88,641	73,166	26,759	27,085	9,627	12,711

Earnings and fixed charges (B)	$101,325	$(20,785)	$148,663	$29,564	$11,478	$(59,985)	$5,047	$26,675

Ratio of earnings to fixed charges: (B/A)	NM (1)	NM (2)	1.68	NM (2)	NM (2)	NM (2)	NM (3)	2.10

(1)	The Successor’s earnings for the 39 weeks ending December 30, 2007 were insufficient to cover fixed charges by $24.0 million.
(2)

The Predecessor’s earnings for the 13 weeks ending April 2, 2007, fiscal 2005, the 21 weeks ended December 26, 2004 and the 36 weeks ended July 31, 2004 were insufficient to cover fixed charges by $60.3 million, $43.6 million, $15.3 million and $87.1 million, respectively.

(3)	The Prior Predecessor’s earnings for the 16 weeks ended November 24, 2003 were insufficient to cover fixed charges by $4.6 million.